Exhibit 99.1

Neptune Reports Fourth Quarter and Fiscal 2020 Results

Fourth quarter revenue increases 68% year over year
Reiterates Q1 fiscal 2021 revenue guidance

LAVAL, QC, June 10, 2020 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company, today announced its financial and operating results for the three-month period and year ended March 31, 2020. All amounts are in thousands of Canadian dollars except if specified otherwise.

Fourth Quarter 2020 Financial Highlights:

  Total revenues for the three-month period ended March 31, 2020 amounted to $9,530, representing a sequential increase of $355, or 4%, over the third quarter ended December 31, 2019 and an increase of $3,866, or 68%, compared to $5,664 for the three-month period ended March 31, 2019.
  Revenues from the Cannabis segment reached $4,006, an increase of $1,195, or 43%, sequentially from the three-month period ended December 31, 2019 and an increase of $3,994 from the three-month period ended March 31, 2019.
  Revenues from the Nutraceutical segment for the three-month period ended March 31, 2020 amounted to $5,500, a decrease of $836, or 13%, sequentially from the third quarter ended December 31, 2019 and a slight decrease of $152, or 3%, compared to $5,652 for the three-month period ended March 31, 2019.
  Net loss for the three-month period ended March 31, 2020 amounted to $39,239 compared to a net loss of $12,384 for the three-month period ended March 31, 2019. The net loss includes an impairment of goodwill of $41,451, which was partially offset by a gain of $36,782 related to a reduction in the fair value of the contingent consideration in connection to the acquisition of SugarLeaf Labs. In addition, Neptune incurred an increase in non-cash expenses related to stock-based compensation expense, non-cash marketing and co-development expenses and depreciation and amortization combined with a lower Adjusted EBITDA1.
  Adjusted EBITDA1 decreased by $22,647 for the three-month period ended March 31, 2020 to a loss of $25,354 compared to the three-month period ended March 31, 2019. The decrease in Adjusted EBITDA1 is mainly attributable to investments made in the cannabis segment to grow the workforce in anticipation of increased sales volumes, start-up costs associated with expanded capacity and increased SG&A investments to support the commercialization of new brands and products, as well as an increase in salaries and benefits at the corporate level.
  Neptune reiterates its first quarter fiscal 2021 revenue guidance where it anticipates achieving consolidated revenue of between $18,000 and $22,000, representing approximately 300% to 400% growth over the prior year period.
____________________
[1] See "Caution Regarding Non-IFRS Financial Measures" and "Reconciliation of Segment income (loss) before corporate expenses to Adjusted Segment EBITDA and net loss to Adjusted EBITDA" which follow.

Recent Corporate Highlights:

  On February 5, 2020, Neptune announced the expansion of its strategic partnership with American Media LLC ("AMI") to help support the U.S. launch and growth of Neptune's Ocean Remedies™ brand and product line. The expansion follows a previous partnership with AMI to support the growth of Neptune's Forest Remedies™ brand.
  On February 13, 2020, Neptune announced the official launch of the Forest Remedies™ and Ocean Remedies™ brands. Neptune launched an initial 11 SKUs of hemp extracts, including six ingestible oils, two soothing balms, one soft gel bottle, a massage oil and a pet soother, and continues to broaden the product offering. Furthermore, in collaboration with IFF, as of March 31, 2020, Neptune launched eighteen essential oils SKUs, which are commercialized under the Forest Remedies brand. Ocean Remedies™ is the brand under which the Company's omega-3 products will be commercialized. The omega-3 fatty acids in the Ocean Remedies krill oil have been demonstrated to be 2.5 times better absorbed than fish oil2. Ocean Remedies™ krill oil offers high EPA, DHA, phospholipid levels and astaxanthin, a natural antioxidant. Ocean Remedies has been certified by Friend of the Sea for sustainable krill harvesting.
  On March 9, 2020, Neptune announced the appointment of David Mayers as Chief Operating Officer. Mr. Mayers brings to Neptune 30 years of senior level executive leadership experience and expertise in Corporate Strategy execution, M&A implementation, R&D, Quality, Supply Chain, Operations and Facility Expansion across several industries, including cannabis extraction, pharmaceuticals, healthcare, and health and wellness.
  On March 11, 2020, Neptune announced it had entered into an Open Market Sale Agreement with Jefferies LLC ("Jefferies") pursuant to which the Company may from time to time sell, through at-the-market ("ATM") offerings with Jefferies acting as sales agent, such common shares as would have an aggregate offer price of up to US$50,000. During the three-month period ended March 31, 2020, Neptune sold an aggregate of 4,159,086 shares resulting in gross proceeds of $7,069.
  On April 2, 2020, Neptune announced it had received Health Canada's authorization to commercialize natural, plant-based hand sanitizer products. The Company also announced it had engaged with the National Research Council of Canada (NRC), Canada's largest federal research and development organization, to support NRC's efforts to facilitate the development, manufacturing and ultimately commercialization of solutions to meet COVID-19 related needs.
  April 7, 2020, Neptune announced the appointment of Dr. Toni Rinow, MBA as Chief Financial Officer. Dr. Toni Rinow is a transformational finance and business leader with 20 years of experience and a proven track record in international corporate development and sales and financing of companies.
  April 8, 2020, Neptune announced that its phase II expansion at its Sherbrooke, Quebec facility is operational and has been approved to run product for customers bringing the Company's capacity to 200,000 kg.
  April 21, 2020, Neptune announced it had entered into an exclusive partnership with legendary wildlife conservationist, Dr. Jane Goodall to co-develop natural health and wellness products under the Forest Remedies™ brand, the plant-based wellness brand with naturally sourced hemp extract and essential oils sourced from the highest-quality botanicals from around the world. As part of this partnership, a percentage of all products will be donated to support Dr. Goodall's environmental conservation and reforestation initiatives.
  May 12, 2020, Neptune announced the launch of Neptune Air, a non-contact infrared thermometer (NCIT) optimized for measuring a person's temperature while reducing cross-contamination risk and minimizing the risk of spreading disease. Neptune is developing multiple versions of Neptune Air for consumers, businesses and government customers, including white label turnkey solutions.
  May 19, 2020, Neptune announced that it has entered into an extraction partnership for hemp processing resulting in revenues to the Company of a minimum of $16.5 million over the first six month period. Under the terms of the agreement, Neptune will process 44,000 kg of crude and distillate extracts from hemp biomass in four installments over six months.
[2] Clinical Study Report. NO. BTS 275/07, Feb. 16, 2009. Esslingen, Germany.

Management Commentary
Michael Cammarata, Chief Executive Officer of Neptune, stated: "We made significant progress in the ongoing transformation of Neptune to a diversified and fully integrated health and wellness company during the fourth quarter and throughout fiscal 2020. Neptune is a very different company than it was just one year ago. We have leaned into our health and wellness roots, our team's deep experience in consumer packaged goods, and significantly broadened our business beyond extraction. We have a new structure, new purpose-driven consumer brands and a world-class leadership team. In the U.S., we are moving toward a brand strategy to drive growth and effectively meet the needs of the market. In Canada, we plan to launch our first cannabis brand and are accelerating our B2B cannabis revenue. We anticipate accelerated revenue growth in the first quarter of fiscal year 2021 and beyond."

"Reflecting our rapidly expanding health and wellness platform, we have recently realigned our company into six business units including Consumer Brands, Cannabis and Hemp, Turnkey Solutions, Health and Wellness Innovations, Neptune Ventures, and Neptune Royalties. Each business unit has dedicated sales efforts to maximize revenue development and fully capitalize on each and every business opportunity. We are now structured, staffed and equipped to drive accelerated growth across the health and wellness landscape," continued Cammarata.

Dr. Toni Rinow, Chief Financial Officer of Neptune, commented "We have made investments to expand capacity, which is now operational, to launch new brands, to innovate new products with the marketing and sales support to drive distribution and sales. While these investments have negatively impacted near-term profitability, we have built the platform to drive accelerated growth and leverage these investments. As we continue to broaden our portfolio and capitalize on incremental opportunities, we will look to expand with strong incremental margins and an asset-light strategy to new business development. We have completed our phase of heightened capital investment and have the assets in place to drive an improving margin profile and higher capital returns. The recent launches of Neptune Air and hand sanitizers, which are both contributing to the significant growth acceleration we are forecasting in the first quarter, are examples of higher margin, asset-light innovations."

Fourth Quarter 2020 Financial Results
Total revenues for the three-month period ended March 31, 2020 increased 68% to $9,530 compared $5,664 in the prior year period. The increase in revenue was primarily a result of revenue from the cannabis segment, which had revenue of $12 during the fourth quarter of last year, partially offset by a modest 3% decline in the nutraceutical segment.

Neptune reported a net loss of $39,239 for the three-month period ended March 31, 2020, compared to a net loss of $12,384 in the prior year period. Net loss includes an impairment of goodwill of $41,451, which was partially offset by a gain of $36,782 related to a reduction in the fair value of the contingent consideration in connection to the acquisition of SugarLeaf Labs. The increase in net loss was also driven by investments in the associated with new capacity start-up, investments in staffing and other overhead to support cannabis operations, as well as co-development expenses to support innovation and non-cash marketing expense.

For the three-month period ended March 31, 2020, adjusted EBITDA1 was a loss of $25,354 compared with a loss of $2,707 in the prior year period.

Fiscal Year 2020 Financial Results
Total revenues for the twelve-month period ended March 31, 2020 increased 21% to $29,578 compared to $24,442 in the prior year period. The increase in revenue was a primarily driven by revenues in the cannabis segment, which were $12 in the same period last year, partially offset by a 13% decrease in the nutraceutical segment.

Neptune reported a net loss of $60,863 for the twelve-month period ended March 31, 2020, compared to a net loss of $23,192 last year.

For the twelve-month period ended March 31, 2020, adjusted EBITDA1 was a loss of $40,572 compared with a loss of $8,114 in the prior year period.

_________________________
[1] See "Caution Regarding Non-IFRS Financial Measures" and "Reconciliation of Segment income (loss) before corporate expenses to Adjusted Segment EBITDA and net loss to Adjusted EBITDA" which follow.

Cash, cash equivalents and short-term investment were $16,613 as of March 31, 2020. During the fourth quarter of fiscal 2020, the Company raised gross proceeds of $7,069 through the sale of 4,159 share of common stock under its At-the-Market program.

Outlook
For the first quarter of fiscal 2021, the Company is reiterating its guidance for revenue of between $18,000 and $22,000, reflecting accelerated growth across several of the Company's business units.

COVID-19 Update
Neptune's operations have been deemed essential and thus its facility in both Canada and the United States continued to operate without any material disruption, reflecting existing high operating standards and a rapid response to the pandemic. While the global health crisis had negative impacts on certain aspects of the business, including the pace of retailers accepting new products and other disruptions, the Company was able to continue to service its customers. Additionally, Neptune has launched a new line of hand sanitizers and has begun marketing Neptune Air, a non-contact infrared thermometer (NCIT) optimized for measuring a person's temperature while reducing cross-contamination risk and minimizing the risk of spreading disease. Neptune will continue to focus on identifying incremental health and wellness innovations that reflect strong consumer demand.

Establishment of Six Business Units to Support Accelerated Growth
Reflecting the broadening category and product portfolio that has and will continue to be developed, the Company has recently restructured its business into six business units. Each unit has dedicated sales resources to drive accelerated growth and innovation across each of the business platforms. The six business units include:

  Consumer Brands includes the Forest Remedies and Ocean Remedies brands. The recently announced partnership with Dr. Jane Goodall to co-create products that are good for consumers and benefit the Jane Goodall Foundation is also included in this business unit.
  Cannabis and Hemp includes extraction operations in both Canada and the U.S. The Phase II expansion in Sherbrooke became operational at the beginning of fiscal 2021, providing incremental capacity to support existing and new extraction clients.
  Turnkey Solutions is built on the Biodroga business and an important asset that is positioned to drive product development with extensive supply chain capabilities to provide end-to-end consumer solutions across the health and wellness industry.
  Health and Wellness Innovations is the unit positioned to rapidly respond to evolving consumer trends. The recent launches of hand sanitizers and Neptune Air non-contact thermometer are two of the first significant innovations in this business unit.
  Neptune Ventures is the platform for strategic investments and provides an incubator for emerging technologies, brands and other innovations. Neptune Ventures is an important contributor to our long-term growth and shareholder value creation.
  Neptune Royalties is focused on growing and capitalizing on intellectual property and licensing opportunities.
Conference Call Details
Date:	Wednesday, June 10, 2020

Time:	4:30 PM Eastern Daylight Time

Call:	1 (888) 231-8191 (Canada and U.S.) 1 (647) 427-7450 (International)

Conference ID: 9282248

A webcast of the call can be accessed through the Investors section of Neptune's website under Investor Events and Presentations.

A replay of the call will be available shortly after the call's completion and until July 10, 2020. The replay can be accessed online in the Investors section of Neptune's website under Investor Events and Presentations.

About Neptune Wellness Solutions Inc.

Neptune Wellness Solutions is a diversified and fully integrated health and wellness company. Through its flagship consumer-facing brands, Forest Remedies™ and Ocean Remedies™, Neptune is redefining health and wellness by building a broad portfolio of natural, plant-based, sustainable and purpose-driven lifestyle brands and consumer packaged goods products in key health and wellness markets, including hemp, nutraceuticals, personal care and home care.  Leveraging decades of expertise in extraction and specialty ingredient formulation, Neptune is a leading provider of turnkey product development and supply chain solutions to businesses and government customers across several health and wellness verticals, including legal cannabis and hemp, nutraceuticals and white label consumer packaged goods.  The Company utilizes a highly flexible and low cost supply chain infrastructure that can be scaled up and down or into adjacent product categories to quickly adapt to market demand. Neptune's corporate headquarters is located in Laval, Quebec, with a 50,000-square-foot production facility located in Sherbrooke, Quebec and a 24,000 square-foot facility located in North Carolina.  For additional information, please visit: https://neptunecorp.com/

Caution Regarding Non-IFRS Financial Measures

The Corporation uses two adjusted financial measures, Adjusted Segment Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted Segment EBITDA) and Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA) to assess its operating performance. These non-IFRS financial measures are comprised of adjustments that are derived from the Corporation's financial statements and are presented in a consistent manner. The Corporation uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Corporation to plan and forecast for future periods as well as to make operational and strategic decisions. The Corporation believes that providing this information to investors, in addition to IFRS measures, allows them to see the Corporation's results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted Segment EBITDA and Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation's financial condition and operating results. Neptune's method for calculating Adjusted Segment EBITDA and Adjusted EBITDA may differ from that used by other corporations.

Neptune obtains its Adjusted Segment EBITDA measurement by adding depreciation and amortization, stock-based compensation and impairment loss on goodwill to segment income (loss) before corporate expenses. Neptune obtains its Adjusted EBITDA measurement by adding to net income (loss), net finance costs, depreciation and amortization and income tax expense and by subtracting income tax recovery and net finance income. Other items such as stock-based compensation, litigation provisions, acquisition costs, change in fair value of contingent consideration, impairment loss on goodwill and severance and related costs that do not impact core operating performance of the Corporation are also added back as they may vary significantly from one period to another. Adjusting for these items does not imply they are non-recurring.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at https://www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Reconciliation of Segment income (loss) before corporate expenses to Adjusted Segment EBITDA[1] and net loss to Adjusted EBITDA[1]

Three-month period ended March 31, 2020
	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	5,500	4,006	24	9,530
Gross profit	1,760	(2,881)	24	(1,097)

R&D expenses, net of tax credits and grants	(36)	(910)		(946)
SG&A expenses	(7,900)	(13,490)		(21,390)
Impairment loss on goodwill	(3,467)	(37,984)		(41,451)
Segment income (loss) before contingent consideration and corporate expenses	(9,643)	(55,265)	24	(64,884)

Change in fair value of contingent consideration	–	36,782		36,782
Segment income (loss) before corporate expenses	(9,643)	(18,483)	24	(28,102)

Unallocated costs:
Corporate general and administrative expenses			(8,007)	(8,007)
Net finance income			1,545	1,545
Income tax expense			(4,675)	(4,675)
Net loss				(39,239)

Adjusted Segment EBITDA[1] reconciliation
Segment loss before corporate expenses	(9,643)	(18,483)
Add:
Depreciation and amortization	169	2,316
Impairment loss on goodwill	3,467	37,984
Change in fair value of contingent consideration	–	(36,782)
Stock-based compensation	127	418
Adjusted Segment EBITDA[1]	(5,880)	(14,547)

Adjusted EBITDA[1] reconciliation
Net loss				(39,239)
Add (deduct):
Depreciation and amortization				2,612
Net finance income				(1,545)
Change in fair value of contingent consideration				(36,782)
Stock-based compensation				3,356
Litigation provisions				118
Impairment loss on goodwill				41,451
Income tax expense				4,675
Adjusted EBITDA[1]				(25,354)

[1] The Adjusted Segment EBITDA and the Adjusted EBITDA are not standard measures endorsed by IFRS requirements.

Reconciliation of Segment income (loss) before corporate expenses to Adjusted Segment EBITDA[1] and net loss to Adjusted EBITDA[1]

Three-month period ended March 31, 2019
	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	5,652	12		5,664
Gross profit	1,523	12		1,535

R&D expenses, net of tax credits and grants	(172)	(1,898)		(2,070)
SG&A expenses	(1,138)	(373)		(1,511)
Segment income (loss) before corporate expenses	213	(2,259)		(2,046)

Unallocated costs:
Corporate general and administrative expenses			(2,354)	(2,354)
Litigation provisions			(7,930)	(7,930)
Net finance costs			(38)	(38)
Income tax expense			(16)	(16)
Net loss				(12,384)

Adjusted Segment EBITDA[1] reconciliation
Segment income (loss) before corporate expenses	213	(2,259)
Add:
Depreciation and amortization	156	554
Stock-based compensation	123	245
Adjusted Segment EBITDA[1]	492	(1,460)

Adjusted EBITDA[1] reconciliation
Net loss				(12,384)
Add (deduct):
Depreciation and amortization				765
Net finance costs				38
Stock-based compensation				928
Income tax expense				16
Litigation provisions				7,930
Adjusted EBITDA[1]				(2,707)

[1] The Adjusted Segment EBITDA and the Adjusted EBITDA are not standard measures endorsed by IFRS requirements.

Reconciliation of Segment income (loss) before corporate expenses to Adjusted Segment EBITDA[1] and net loss to Adjusted EBITDA[1]

Twelve-month period ended March 31, 2020
	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	21,278	8,075	225	29,578
Gross profit	6,573	(8,636)	225	(1,838)

R&D expenses, net of tax credits and grants	(456)	(2,414)		(2,870)
SG&A expenses	(11,242)	(18,830)		(30,072)
Impairment loss on goodwill	(3,467)	(82,081)		(85,548)
Segment income (loss) before contingent consideration and corporate expenses	(8,592)	(111,961)	225	(120,328)

Change in fair value of contingent consideration	–	97,208		97,208
Segment income (loss) before corporate expenses	(8,592)	(14,753)	225	(23,120)

Unallocated costs:
Corporate general and administrative expenses			(34,593)	(34,593)
Net finance income			1,451	1,451
Income tax expense			(4,601)	(4,601)
Net loss				(60,863)
Adjusted Segment EBITDA[1] reconciliation
Segment loss before corporate expenses	(8,592)	(14,753)
Add:
Depreciation and amortization	675	7,213
Impairment loss on goodwill	3,467	82,081
Change in fair value of contingent consideration	–	(97,208)
Stock-based compensation	490	1,243
Adjusted Segment EBITDA[1]	(3,960)	(21,424)
Adjusted EBITDA[1] reconciliation
Net loss				(60,863)
Add (deduct):
Depreciation and amortization				8,384
Net finance income				(1,451)
Change in fair value of contingent consideration				(97,208)
Stock-based compensation				16,594
Litigation provisions				349
Impairment loss on goodwill				85,548
Acquisition costs				2,211
Severance and related costs[3]				1,263
Income tax expense				4,601
Adjusted EBITDA[1]				(40,572)

Total assets	18,031	132,284	18,461	168,776
Cash, cash equivalents and short-term investment	1,395	30	15,188	16,613
Working capital[2]	4,011	7,762	9,806	21,579

[1] The Adjusted Segment EBITDA and the Adjusted EBITDA are not standard measures endorsed by IFRS requirements.
[2] Working capital is presented for information purposes only and represents a measurement of the Corporation's short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.
3On July 8, 2019, Neptune appointed a new Chief Executive Officer ("CEO") and Member of the Board of Directors. Jim Hamilton stepped down from his role as CEO. According to his amended employment agreement, Jim Hamilton was entitled to a termination severance and his unvested options vested based on a prorate basis of his termination employment date.

Reconciliation of Segment income (loss) before corporate expenses to Adjusted Segment EBITDA[1] and net loss to Adjusted EBITDA[1]

Twelve-month period ended March 31, 2019
	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	24,430	12		24,442
Gross profit	7,602	12		7,614

R&D expenses, net of tax credits and grants	(488)	(6,723)		(7,211)
SG&A expenses	(4,525)	(1,846)		(6,371)
Segment income (loss) before corporate expenses	2,589	(8,557)		(5,968)

Unallocated costs:
Corporate general and administrative expenses			(8,915)	(8,915)
Litigation provisions			(7,930)	(7,930)
Net finance costs			(209)	(209)
Income tax expense			(170)	(170)
Net loss				(23,192)

Adjusted Segment EBITDA[1] reconciliation
Segment income (loss) before corporate expenses	2,589	(8,557)
Add:
Depreciation and amortization	719	2,126
Stock-based compensation	492	1,046
Adjusted Segment EBITDA[1]	3,800	(5,385)

Adjusted EBITDA[1] reconciliation
Net loss				(23,192)
Add (deduct):
Depreciation and amortization				3,056
Net finance costs				209
Stock-based compensation				3,713
Income tax expense				170
Litigation provisions				7,930
Adjusted EBITDA[1]				(8,114)

Total assets	21,007	50,981	18,232	90,220
Cash, cash equivalents and short-term investments	276	–	9,591	9,867
Working capital[2]	2,543	(629)	2,751	4,665
_____________________
[1] The Adjusted Segment EBITDA and the Adjusted EBITDA are not standard measures endorsed by IFRS requirements.

[2] The working capital is presented for information purposes only and represents a measurement of the Corporation's short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

View original content to download multimedia:http://www.prnewswire.com/news-releases/neptune-reports-fourth-quarter-and-fiscal-2020-results-301073974.html

SOURCE Neptune Wellness Solutions Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/June2020/10/c4816.html

%CIK: 0001401395

For further information: Investor Information: ICR, Scott Van Winkle, 617-956-6736, scott.vanwinkle@icrinc.com ; Media Requests: ICR, Cory Ziskind, 646-277-1232, cory.ziskind@icrinc.com

CO: Neptune Wellness Solutions Inc.

CNW 16:05e 10-JUN-20